W. P. Stewart and Co. Growth Fund, Inc.
File Number 811-8128
CIK 000914389
Item 77C

At a special meeting of shareholders of the W.P. Stewart and Co. Growth Fund, Inc. held on June 6, 2006, such shareholders voted on the proposal to elect four new members and reelect one current member to the Funds Board of Directors to hold office until their successors are duly elected and qualified*. The number of shares voted are as follows:

Names                Shares Voted   Shares Voted   Shares Withheld
                     For            Against

Craig M. Ferguson    177,838        0              30,429
William J. Genco     178,133        0              30,134
Susan G. Leber       177,263        0              31,004
Rocco Macri          178,133        0              30,134
Margaret T. Monaco   178,133        0              30,134

* Norman H. Brown, Jr., Joseph M. Santarella and William F. Waters continue to hold office for an indefinite term until their successors are duly elected and qualified. John C. Russell resigned as a Director on March 2, 2006.